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Marketing Video Transcripts

This is Sweater (00;54 version)

This is venture capital. It's just rich people getting richer. And this is Jesse. Jesse knew a lot about investing. He helped VC firms turn money into more money. A lot more money. But now he wants to work for you. And that's why he made Sweater. A way for everyone to invest in venture capital. Sweater's team of analysts invests your money in a carefully curated portfolio of smart startups that haven't gone public yet. Sweater reduces the buy-in of venture capital which is typically millions to something more realistic. Sweater is the first VC fund for everyone. Sign up now to be first to get access. Join our tight-knit community today.

Sweater | Better than a Mattress (01:40 version)

This is you. And this is a Sweater party – the future of venture capital. Founders, investors, and everyday people coming together to make something new. Venture capital used to be a private party, but not anymore. And you are? Stuffing money under my mattress. No. Ya don't. Ya, just... don't. What should I do with it, put it in a bank? That's basically the same thing. Savings pays less than the rate of inflation. So, if you're hiding money, you're losing money. Dang. What about the stock market? Crypto? People do those, right? Those ships have either sailed, or they are sinking... and floating again, and sinking. What does NFT even stand for? NO-FREAKING-THANKS. You do have that friend from high school, who's selling insurance and "financial advice", and wants to meet you for lunch. No freakin' thanks! Why don't you try on Sweater? Sweater combines your investment power with other investors to fuel promising young start-ups before they even hit the stock market. And as their big ideas become big companies, your investment grows with them. This is called venture capital, and it used to only be accessible to the super rich- like this guy. But now Sweater's giving that power to you. And with regular folks like you invested in venture capital, it has more power to change the world for regular folks just like you. Choose how much you want to initially invest and then make smaller monthly investments to grow your share's worth. Our team of analysts and scouts do the footwork of finding companies, measuring their success, and investing in long term growth. And you can watch it all from the app. So stop waiting, join the party. We can only change the world if we are all invested. Download the Sweater app and start investing in your future, today.

Sweater | "Next Big Idea" | Founder Inspiration (02;08 version)

Founders, we know you're out there, and we're looking for you. You mind? I'm working. And we don't wanna get in your way, we want to pave it. Right now, the next idea is being sketched out on a napkin. Yes! Like that. It's being talked about around the kitchen table. I think we could do it. Let's do it – let's just do it. And it's being 3D printed in somebody's home office. Right now

someone is giving notice and turning that side hustle into the next big thing. While another group is looking for just a little more runway for their next big idea to take off. With a little investment, next year could be huge. It's going to be amazing! That's where Sweater comes in. Sweater VC is a tight-knit community of ordinary people investing in promising new startups. We know the next big world-changing idea won't be born in a board room. For every ten people with amazing "what ifs," there are hundreds of "yeah, buts." At Sweater we believe in saying yes to big ideas. We have an app that lets you talk to plants. Yeah, like that, but bigger. Ok, what if all the plants in the world could let us know what they need. We would then know what they need to grow in any environment. Today, on your windowsill, tomorrow on Mars. That's more like it. We believe in founders with vision. We believe in people that are starting something. That's why we're making venture capital accessible to everyone with one of the country's first ever retail venture capital firms, Sweater VC. This isn't free money. It's an investment-based potential for growth and we don't just invest in anyone. We invest in companies that can change industries, market places, and the world. We invest with our dollars, our resources, and a vast network of investors, and then we get out of your way. We don't just take equity. We take your calls when you need it and give you your space when you don't. No problem, I'll be right here. It doesn't matter where you went to school, who you know, where you came from. So consider this your warm introduction. You already have an in with Sweater. With Sweater, there are no cold shoulders and we're already scouting across the country looking for the founders with the next big idea. Founders, we know you're out there and we're coming to you, because we know we can only change the world if we're all invested.

Shappi | Quick Pitch

I'm Danny Qiao and I'm a Senior Associate at Sweater and I have the privilege today of sharing why we invested in Shappi. Shappi is a logistics and shipping platform designed to connect international shoppers with travelers to deliver products by renting the traveler's unused luggage space. The company's platform empowers Latin American consumers to obtain delivery of their US products in a faster, affordable, and more reliable way by connecting them to verified travelers returning from the US to their destination. We invested in Shappi due to our high conviction in the founder, the Shappi platform, and the market white space. Founder and CEO Karla has a proven entrepreneurial track record with previous founder experiences starting a product factory based out of Ecuador, becoming a Founder-in-Residence at Antler in New York City, and most recently launching Shappi through Snap's Yellow accelerator. She has remained deeply connected to the Latin American ecosystem, building a competitive understanding of the obstacles surrounding international logistics. The team is capitalizing on touchpoints that already exist between travelers, products, and their home countries with simplified logistics, technology, and trust. We are so excited to have Shappi and Karla in our portfolio today. Check them out through our Sweater app and sign up to be a verified traveler or shopper today.

Accredible | Quick Pitch

I'm Cash Allred. I'm a principal at Sweater, and here's why we invested in Accredible. Accredible is a tech company building the world's largest database of educational credentials. Educational institutions, credentialing bodies and tech companies use Accredible software to issue digital certificates or badges to the recipients, all verifiable on the blockchain. These credentials form a relationship between the issuer and the recipient and in the future can be used to inform individuals of the optimal educational path for their particular career aspirations beyond their GPA. Accredible has proven they can win the land grab as institutions move from paper to digital credentials with near-perfect retention of over 1700 customers, including Google, GMat, Toyota and many more. So far, they've issued over 42 million credentials to 11 million recipients. As Accredible's database expands, they're gaining new opportunities to create value for both issuers and recipients and build new revenue streams. We are excited to change the future of education by having Accredible in the Sweater portfolio.

Curate Capital | Quick Pitch

Hi Sweater Members. I'm Cara, and here's why we invested in Curate. Curate Capital is a venture capital fund whose sole mission is to invest in female-founded businesses that cater to other females. Curate is run by solo GP Carrie Colbert, who brings over 20 years of experience across operations, angel investing, and social media. What's most compelling about Curate is the mission to address a massive gap in funding for female founders, Carrie's fantastic experience, and her network of female limited partners and leaders. In 2021, female-founded startups only received 2% of venture capital dollars, while 45% of startups had a female founder. Beyond these stats, a recent study found that woman-led teams generate 35% higher ROI than all-male teams, providing a huge opportunity for Curate to drive significant impact with a highly-attractive returns profile. After angel investing for five years, Carrie has built an impressive track record and large pipeline of high-quality deal flow. Not only does Carrie have a great operational background with 17 years of experience in cross-functional leadership roles in the oil and gas industry, but she also has a large social media following herself with nearly 85,000 followers on Instagram. Carrie has also attracted a great LP base, with female investors making up 80% of her limited partners. Check out Curate in Sweater's app to learn more about Carrie and her fund.

True Footage | Quick Pitch

I'm Cash Allred. I'm a principal Sweater. And this is why we invested in True Footage. True Footage is a tech-enabled appraisal company doing both in-person and desktop residential appraisals. True Footage appraisers leverage proprietary data products to produce more objective appraisals. We were super impressed with True Footage's technology and their growth in both a buyer and seller housing market. True Footage appraisers use their tech to turn around an appraisal in an average of six days, more than twice as fast as the industry average. This is super important for lenders as it reduces snags in closing new loans. For appraisers, True Footage's software brings real market data to their fingertips, making price adjustments less biased and time-intensive. True Footage appraisers can make more money as they complete five times the number of appraisals they can do on their own. True Footage's growth has been explosive. They 15X their revenue in the last year and are rolling out their offering to one of the largest mortgage companies in the country. They're currently operating in 32 states with over 300 bank and appraisal customers. They're already the largest appraisal company in the US and still have large markets to open up. With interest rates rising and real estate transitioning to a buyer's market, a fast and accurate appraisal is more important than ever to lenders and sellers. Lenders often work with a variety of appraisers, but first turn to their most trusted provider — in this case True Footage before offering business to others. This dynamic allows True Footage to maintain business with existing customers while also gaining new customers looking for a better solution. We are excited to have True Footage in the Sweater portfolio to improve the appraisal process for everyone involved.

EarlyBird | Quick Pitch

I'm Cara Morphew. I'm a partner at Sweater, and I'm thrilled to share more about why we invested in EarlyBird. EarlyBird is a fintech mobile app focused on parents opening custodial investment accounts for their kids and offering the ability for friends and family to gift an investment into each child's future. EarlyBird is a registered investment advisor for the youngest generation. Our team was thrilled about the opportunity to invest in EarlyBird because of the market potential, the team, and the mission of creating financial democratization and generational wealth. The baby and family tech market is estimated to be a $50 billion market opportunity globally. And what's amazing about the concept behind EarlyBird is the virality of the product. A user may contribute to a friend's EarlyBird account via their baby registry and then share that with a sibling in hopes of starting contributions for a niece or nephew. 65% of EarlyBird acquisitions have been driven through word of mouth virality. We couldn't be more excited to welcome EarlyBird to the Sweater portfolio. Check out the link to EarlyBird's website in the Sweater app to create an account for a child in your life today.